                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 30, 2001

   [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          Commission file number 1-3559

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Atlantic Electric 401(K) Savings and Investment Plan-B
                                 800 King Street
                                  P.O. Box 231
                              Wilmington, DE 19899

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


Custom Stable Value Fund                   Spectrum Growth Fund
T. Rowe Price Associates, Inc.             T. Rowe Price Associates, Inc.
100 East Pratt Street                      100 East Pratt Street
Baltimore, MD 21202                        Baltimore, MD 21202

Equity Income Fund                         Conectiv Class A Common Stock Fund
T. Rowe Price Associates, Inc.             Conectiv
100 East Pratt Street                      800 King Street
Baltimore, MD 21202                        Wilmington, DE 19899-0231

International Stock Fund                   Conectiv Common Stock Fund
T. Rowe Price Associates, Inc.             Conectiv
100 East Pratt Street                      800 King Street
Baltimore, MD 21202                        Wilmington, DE 19899-0231

Equity Index Fund
T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, MD 21202

Atlantic Electric 401(k)
Savings and Investment
Plan - B
As of December 30, 2001 and 2000 and for the Year Ended December 30, 2001 and
Supplemental Schedules

Atlantic Electric 401(k) Savings and Investment Plan - B
Table of Contents
December 30, 2001 and 2000

                                                                         Page(s)

Report of Independent Accountants                                            1

Financial Statements:

   Statements of Net Assets Available for Benefits at
     December 30, 2001 and 2000                                              2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 30, 2001                                            3

   Notes to Financial Statements                                           4-8

Supplemental Schedules:
   Schedule of Assets (Held at End of Year) - Schedule H - Item 4(i)        10

   Schedule of Reportable Transactions - Schedule H - Item 4(j)             11

Signature                                                                   12

                        Report of Independent Accountants

To the Personnel and Compensation
Committee of the Board of Directors of Conectiv


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Atlantic Electric 401(k) Savings and Investment Plan - B at December 30, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

May 21, 2002

Atlantic Electric 401(k) Savings and Investment Plan - B
Statements of Net Assets Available for Benefits
At December 30, 2001 and 2000


                                                       2001              2000
Investments                                        $43,630,471       $43,282,975
Receivables:
   Employer contributions                               14,491            13,929
   Participant contributions                            51,883            46,489
                                                   -----------       -----------
Net assets available for benefits                  $43,696,845       $43,343,393
                                                   ===========       ===========

   The accompanying notes are an integral part of these financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 30, 2001

Additions:
   Participant contributions                                       $  2,985,953
   Employer contributions                                               722,005
   Interest income                                                      127,504
   Dividend income                                                    1,587,346
   Net depreciation in fair value of investments                     (2,817,215)
                                                                   ------------
     Total additions                                                  2,605,593
                                                                   ------------
Deductions:
   Benefits paid to participants                                      2,249,891
   Administrative fees                                                    2,250
                                                                   ------------
     Total deductions                                                 2,252,141
                                                                   ------------
Net increase in net assets available for benefits                       353,452
Net assets available for benefits, at beginning of year              43,343,393
                                                                   ------------
Net assets available for benefits, at end of year                  $ 43,696,845
                                                                   ============

     The accompanying notes are an integral part of these financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2001 and 2000

1.   Description of Plan

     General

     The following description of the Atlantic Electric 401(k) Savings and Investment Plan - B (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     All full-time bargaining unit employees of the Atlantic City Electric Company (the "Company"), a wholly-owned subsidiary of Conectiv, Inc., are eligible to participate in the Plan. Additionally, any employee who is not a regular full-time employee shall be eligible to participate upon completion of 1,000 hours of service. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. The Company's matching contribution is invested in the Custom Stable Value Fund. Beginning in December 2000, an employee who elects to invest in Conectiv's common stock and holds the common stock for one year will receive an employer match of 15%, which will be invested in Conectiv's common stock. At December 30, 2001, $12,536 was included in Conectiv's common stock that related to employee contributions under the one year holding period.

     Federal income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59-1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

     Participant Accounts

     Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

     Termination of Plan

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA.

     Administration Fees

     Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2001 and 2000

     Participant Loans Receivable

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through weekly payroll deductions.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The carrying value of participant loans approximates fair value. Common stock is valued at closing price on its principal exchange, shares of common collective trusts are valued at net asset value.

     Purchases and sales of investments are recorded on the trade-date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

     Investment in Common/Collective Trust

     The Custom Stable Value Fund invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2001 and 2000

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   Investments

     The investment options available to plan participants have the following objectives:

     (i) T. Rowe Price Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

     (ii) T. Rowe Price Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

     (iii) T. Rowe Price Equity Index Fund - to match the performance of the Standard & Poor's Stock Index;

     (iv) T. Rowe Price International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

     (v) T. Rowe Price Spectrum Growth Fund - to provide long-term growth of capital;

     (vi) Conectiv Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Common Shares;

     (vii) Conectiv Class A Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Class A Common Shares.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2001 and 2000

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                           December 30,
                                                   ----------------------------
                                                       2001              2000

     Custom Stable Value Fund                      $13,147,024      $11,294,587
     Equity Index Fund                              12,870,493       14,889,604
     Equity Income Fund                             12,175,782       10,824,727
     Spectrum Growth Fund                            2,389,247        2,921,336
                                                   -----------      -----------

                                                   $40,582,546      $39,930,254
                                                   ===========      ===========

     During 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $2,817,215 as follows:

     Registered investment companies                                $(2,943,190)
     Conectiv common stock                                              125,975
                                                                    -----------

                                                                    $(2,817,215)
                                                                    ===========

4.   Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                           December 30,
                                                   ----------------------------
                                                       2001              2000

     Net assets:
       Custom Stable Value Fund                    $13,173,448      $11,318,415
       Conectiv common stock                           199,369          111,587
                                                   -----------      -----------

                                                   $13,372,817      $11,430,002
                                                   ===========      ===========

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2001 and 2000

                                                                     Year Ended
                                                                    December 30,
                                                                        2001

     Changes in net assets:
        Contributions                                               $ 1,504,477
        Interest income                                                  36,136
        Dividend income                                                 660,170
        Benefits paid to participants                                (1,232,322)
        Net appreciation                                                 31,676
        Administrative fees                                              (1,108)
        Net transfers from participant-directed investments             943,786
                                                                    -----------

                                                                    $ 1,942,815
                                                                    ===========

 5.  Tax Status

     The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service (IRS) stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

 6.  Merger

     On February 9, 2001, the Boards of Directors of Conectiv, Inc and Potomac Electric Power Company (Pepco) approved an Agreement and Plan of Merger (the "Merger") under which Pepco will acquire Conectiv for a combination of cash and stock and Conectiv and Pepco will become wholly-owned subsidiaries of Pepco Holdings, Inc. Under the Merger, holders of Conectiv common stock and Conectiv Class A common stock may elect to exchange their shares for cash, Pepco Holdings, Inc. common stock, or a combination of cash and Pepco Holdings, Inc. common stock. Management currently expects the Merger to close in the third quarter of 2002, subject to timely receipt of various statutory and regulatory approvals.

                             Supplemental Schedules

Atlantic Electric 401(k) Savings and Investment Plan - B
EIN#: 51-0377417, PLAN#: 003
Schedule H - Item 4(i)
Schedule of Assets (Held at End of Year)
December 30, 2001

                                                                                               Current
        Identity of Issue                      Investment Type                    Cost          Value
T. Rowe Price:
  Custom Stable Value Fund             Common/Collective Trust                $13,147,024    $13,147,024

  Equity Index Fund                    Mutual Fund                             11,226,479     12,870,493
  Equity Income Fund                   Mutual Fund                             11,952,991     12,175,782
  Spectrum Growth Fund                 Mutual Fund                              2,683,241      2,389,247
  International Stock Fund             Mutual Fund                              1,429,408      1,002,588

  Conectiv*                            Common Stock                               163,111        198,980
  Conectiv Class A Common Stock*       Common Stock                               238,875        238,115

Participant Loans                      Various loans ranging from 7.74%
                                       to 9.00% maturing January 2002
                                       through October 2015                             -      1,608,242
                                                                              -----------    -----------

                                                  Total                       $40,841,129    $43,630,471
                                                                              ===========    ===========

* Parties-in-interest

Atlantic Electric 401(k) Savings and Investment Plan - B
EIN#: 51-0377417, PLAN#: 003
Schedule H - Item 4(j)
Schedule of Reportable Transactions*
For the Year Ended December 30, 2001

                                                                                                 Current
                                                                                                 Value of
                                                                                                 Asset on      Historical
  Identity of                                        Purchase       Selling      Historical    Transaction        Gain/
Party Involved        Description of Assets            Price         Price          Cost           Date           Loss
T. Rowe Price       Custom Stable Value Fund:
                      Purchases                     $6,387,635                   $6,387,635     $6,387,635
                      Sales                                       $4,535,197      4,535,197      4,535,197

* Non-participant directed transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

          Atlantic Electric 401(K) Savings and Investment Plan-B



Date:  June 25, 2002                  /s/ John C. van Roden
       -------------                  ------------------------------------------
                                      John C. van Roden, Chief Financial Officer